SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.      )
INCO LIMITED
(Name of Subject Company (Issuer))
INCO LIMITED
(Name of Filing Person (Issuer and Offeror))
Liquid Yield Optiontm Notes due March 29, 2021
Convertible Debentures due 2023
3 1/2% Subordinated Convertible Debentures due 2052
(Title of Class of Securities)
453258 AL 9, 453258 AM 7
453258 AS 4, 453258 AT 2
453258 AR 6
(CUSIP Numbers of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
with copy to:
Donald R. Crawshaw, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
CALCULATION OF FILING FEE

Transaction Valuation*: $61,307,682	Amount of Filing Fee**: $6,560

*	Calculated solely for purposes of determining the filing fee. The amount assumes that up to $19,187,000 amount payable at maturity of Liquid Yield Optiontm Notes are purchased at a price of $632.02 (this price includes accrued and unpaid interest up to the change in control purchase date), per $1,000 amount payable at maturity; up to $4,699,000 amount payable at maturity of Convertible Debentures due 2023 are purchased at a price of $931.44 (this price includes all accrued and unpaid interest up to the change in control purchase date), per $1,000 amount payable at maturity and up to $44,326,000 principal amount of 3 1/2% Subordinated Convertible Debentures due 2052 are purchased at a price of $1,010.79 (this price includes accrued and unpaid interest up to the change in control purchase date) per $1,000 principal amount.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable
Filing Party: Not applicable
Form or Registration No.: Not applicable
Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1
☑ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

INTRODUCTORY STATEMENT
      This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Inco Limited, a corporation existing under the laws of Canada (the “Company”), and relates to the offer by the Company to purchase the Liquid Yield Optiontm Notes due March 29, 2021 (“LYONs”), Convertible Debentures due 2023 (“2023 Debentures”) and 3 1/2% Subordinated Convertible Debentures due 2052 (“2052 Debentures”) of the Company (collectively, the “Securities”). The offer is made upon the terms and subject to the conditions set forth in the Indentures (as defined below), the Notice of Change in Control and Offer to Purchase, dated November 13, 2006 filed herewith as Exhibit (a)(1)(A) (as it may be supplemented or amended from time to time, the “Offer to Purchase”), the Securities and the related offer materials filed as Exhibits (a)(1)(B) and (a)(1)(C) to this Schedule TO (which Offer to Purchase and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer”).
      The LYONs were issued pursuant to the Indenture dated as of March 29, 2001(the “LYONS Indenture”), between the Company and The Bank of New York, as trustee.
      The 2023 Debentures were issued pursuant to the Indenture dated as of March 7, 2003 (the “2023 Indenture”), between the Company and The Bank of New York, as trustee, as supplemented by the First Supplemental Indenture dated as of March 7, 2003 (the “2023 First Supplemental Indenture”), between the Company and The Bank of New York, as trustee.
      The 2052 Debentures were issued pursuant to the Indenture dated as of March 7, 2003 (the “2052 Indenture”), between the Company and The Bank of New York, as trustee, as supplemented by the First Supplemental Indenture dated as of March 7, 2003 (the “2052 First Supplemental Indenture”), between the Company and The Bank of New York, as trustee.
      The Offer will expire at 5:00 p.m., New York City time, on January 5, 2007. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
Items 1 through 9.
      The Company is the issuer of the Securities and the Company is offering to purchase all of the Securities tendered by the holders and not withdrawn, under the terms and subject to the conditions set forth in the LYONs Indenture, the 2023 First Supplemental Indenture and the 2052 First Supplemental Indenture, as applicable, and the Offer to Purchase, the Securities and the related offer materials filed as Exhibits (a)(1)(B) and (a)(1)(C). The Securities are currently convertible into the Company’s common shares, subject to the Company’s right to elect at its option to deliver cash in lieu thereof and, in the case of the 2023 Debentures and 2052 Debentures, the conditions to conversion set forth in the applicable Indenture.
      The Company maintains its registered and principal executive offices at 145 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 4B7, and its telephone number is 416-361-7511.
      As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase is incorporated by reference into this Schedule TO.

Item 10.	Financial Statements.
      (a) The Company believes that its consolidated financial condition is not material to a holder’s decision whether to surrender the Securities for sale to the Company because the consideration being paid to holders surrendering Securities consists solely of cash, the Offer is not subject to any financing conditions, and the Offer applies to all outstanding Securities.
      (b) Not applicable.

Item 11.	Additional Information.
      (a) Not applicable.
      (b) Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 13, 2006.
(a)(1)(B)	Form of Purchase Notice.
(a)(1)(C)	Form of Notice of Withdrawal.
(a)(5)	Summary Advertisement.
(d)(1)	LYONs Indenture, incorporated by reference to Exhibit 7.1 to Form F-10 regarding the LYONs filed by the Company on May 8, 2001.
(d)(2)	2023 Indenture, incorporated by reference to Exhibit 7.1 to Form F-10 regarding the 2023 Debentures filed by the Company on April 22, 2003.
(d)(3)	2023 First Supplemental Indenture, incorporated by reference to Exhibit 7.2 to Form F-10 regarding the 2023 Debentures filed by the Company on April 22, 2003.
(d)(4)	2052 Indenture, incorporated by reference to Exhibit 7.1 to Form F-10 regarding the 2052 Debentures filed by the Company on April 22, 2003.
(d)(5)	2052 First Supplemental Indenture, incorporated by reference to Exhibit 7.2 to Form F-10 regarding the 2052 Debentures filed by the Company on April 22, 2003.

Item 13.	Information Required by Schedule 13E-3.
      Not applicable.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INCO LIMITED

By:	/s/ Simon A. Fish

Name: Simon A. Fish, Esq.

Title:	Executive Vice-President, General Counsel & Secretary
Date: November 13, 2006

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 13, 2006.
(a)(1)(B)	Form of Purchase Notice.
(a)(1)(C)	Form of Notice of Withdrawal.
(a)(5)	Summary Advertisement.
(d)(1)	LYONs Indenture, incorporated by reference to Exhibit 7.1 to Form F-10 regarding the LYONs filed by the Company on May 8, 2001.
(d)(2)	2023 Indenture, incorporated by reference to Exhibit 7.1 to Form F-10 regarding the 2023 Debentures filed by the Company on April 22, 2003.
(d)(3)	2023 First Supplemental Indenture, incorporated by reference to Exhibit 7.2 to Form F-10 regarding the 2023 Debentures filed by the Company on April 22, 2003.
(d)(4)	2052 Indenture, incorporated by reference to Exhibit 7.1 to Form F-10 regarding the 2052 Debentures filed by the Company on April 22, 2003.
(d)(5)	2052 First Supplemental Indenture, incorporated by reference to Exhibit 7.2 to Form F-10 regarding the 2052 Debentures filed by the Company on April 22, 2003.